

June 7, 2012

Via E-mail
Jesper Brandgaard
Executive Vice President and Chief Financial Officer
Novo Nordisk A/S
Novo Alle
DK-2880 Bagsvaerd
Denmark

> **Re:** **Novo Nordisk A/S**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2011**
> **Filed February 8, 2012**
> **Form 6-K**
> **Filed February 8, 2012**
> **File No. 333-82318**

Dear Mr. Brandgaard:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 6-K Filed February 8, 2012: Annual Report 2011

Risk management, page 22

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please

state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Notes to the Consolidated financial statements
2 Segment information
Geographical segments, page 67

2. You disclose trade receivables for Europe and the related allowance thereon. Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales and the amount of product sales by country in Greece, Italy, Spain and Portugal and that discloses the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant